================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                            -------------------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                            -------------------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                            -------------------------

                                NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -------------------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------

                                    COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                            -------------------------


-------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
================================================================================

           This constitutes Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 2, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Zimmer Holdings, Inc., a Delaware corporation ("Zimmer"), being made pursuant to the Prospectus, dated June 19, 2003, forming a part of Zimmer's Registration Statement (No. 333-105561) on Form S-4 filed with the SEC.

           The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

           The information set forth in the caption entitled "Other Interests of Mr. Braginsky" is hereby amended and supplemented by adding the following sentence as the last sentence of the last paragraph thereof:

           "On July 23, 2003, the Swiss Banking Commission confirmed the recommendation of the STOB which held that the limitations on the withdrawal rights of the InCentive Shareholders were invalid."

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           The information set forth in the caption entitled "Background; Contacts between Zimmer and Centerpulse" is hereby amended and supplemented by adding the following paragraphs at the end thereof:

           "On August 6, 2003, S&N issued a press release in which it announced that, after a detailed review of the options in relation to the S&N Offer and the S&N InCentive Offer, it had determined not to increase the consideration to be offered in the S&N Offer and the S&N InCentive Offer.

           On August 7, 2003, the Centerpulse Board met to review the situation with representatives of Lehman Brothers, UBS Securities and Goldman Sachs.

           On August 14, 2003, the Centerpulse Board met with senior management of Centerpulse and representatives of Lehman Brothers, UBS Securities and Goldman Sachs to consider the Zimmer Offer and the S&N Offer. At the meeting, the senior management of Centerpulse reported to the Centerpulse Board the receipt of the written opinion of KPMG Fides Peat ("KPMG"), dated August 14, 2003 (the "KPMG Opinion"), a copy of which is attached to this Statement as Annex D), that as of the date of the KPMG Opinion and based on and subject to the matters described in the KPMG Opinion, (1) the consideration to be received by the holders (other than InCentive and its affiliates) of Centerpulse Shares pursuant to the Zimmer Offer is fair, from a financial point of view, to such holders and (2) the Zimmer Offer constitutes, from a financial point of view, a higher value than the S&N Offer. KPMG rendered its opinion in accordance with applicable Swiss law and pursuant to the requirements of the STOB. After discussion, the Centerpulse Board decided to recommend the Zimmer Offer to Centerpulse shareholders. The Centerpulse Board's recommendation is conditional upon Zimmer's shareholders approving the issuance of the new Zimmer Shares as part of the consideration to be paid to Centerpulse shareholders in the Zimmer Offer. The Centerpulse Board also decided that a board report including the recommendation will be published once this condition is met.

           On August 15, 2003, Centerpulse issued a press release, a copy of which is attached to this Statement as Exhibit (a)(5)(H), Dr. Link sent a letter to Centerpulse shareholders, a copy of which is attached to this Statement as Annex C, and Dr. Link sent a letter to Centerpulse employees, a copy of which is attached to this Statement as Exhibit (a)(2)(F), with respect to these developments."

           The information set forth in the caption entitled "Position of the Centerpulse Board with Respect to the Zimmer Offer and the Reasons Therefor" is hereby deleted in its entirety and replaced by the following paragraphs:

           "At a meeting on August 14, 2003, the Centerpulse Board decided to recommend the Zimmer Offer to Centerpulse shareholders. The recommendation is conditional upon Zimmer's shareholders approving the issuance of the new Zimmer Shares as consideration to be paid to Centerpulse shareholders in the Zimmer Offer.

           The Centerpulse Board, together with senior management, has repeatedly analyzed the short- and long- term prospects of Centerpulse as an independent enterprise and carefully evaluated, with a view to the market position of Centerpulse in certain key markets, the advantages of joining forces with a strategic partner, particularly with either Zimmer or S&N. The Centerpulse Board has, supported by an independent advisor, evaluated the strategic implications of the Zimmer Offer and the S&N Offer from the perspective of all stakeholders. In addition, the Centerpulse Board has weighed the financial aspects of the Zimmer Offer and the S&N Offer with its strategic and financial advisors and, together with external auditors and legal counsel, has conducted due diligence reviews of both Zimmer and S&N, comparable in both scope and depth.

           The Centerpulse Board has examined and compared both the Zimmer Offer and the S&N Offer and, based on its analysis and after consultation with its advisors, has concluded that joining forces with either Zimmer or S&N would be in the interests of Centerpulse, its customers, employees and shareholders. In light of S&N's announcement on August 6, 2003 that it would not increase the S&N Offer and as the Zimmer Offer constitutes the better value for Centerpulse shareholders (based upon current stock market prices and currency exchange rates), the Centerpulse Board is recommending the Zimmer Offer to Centerpulse shareholders, conditional upon Zimmer shareholders approving the issuance of new Zimmer Shares as part of the consideration to be paid to Centerpulse shareholders in the Zimmer Offer.

           In its consideration of the Zimmer Offer and the S&N Offer and in response to the STOB's requirements, the Centerpulse Board has commissioned and received the KPMG Opinion. A summary of the KPMG Opinion is provided below.

           SUMMARY OF THE KPMG OPINION

           THE FULL TEXT OF THE WRITTEN KPMG OPINION, DATED AUGUST 14, 2003, IS ATTACHED AS ANNEX D TO THIS STATEMENT. THE KPMG OPINION CONTAINS A DISCUSSION OF THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY KPMG IN RENDERING ITS OPINION. THE FOLLOWING IS A SUMMARY OF THE KPMG OPINION AND THE METHODOLOGY THAT KPMG USED TO RENDER ITS FAIRNESS OPINION.

           KPMG rendered its opinion in accordance with applicable Swiss law and pursuant to the requirements of the STOB. The KPMG Opinion is not intended to be and does not constitute a recommendation to any shareholder of Centerpulse as to whether to accept the consideration to be offered to the shareholders in connection with the Zimmer Offer or as to whether to elect to receive fewer Zimmer Shares or more Zimmer Shares in the Zimmer Offer. KPMG was not requested to opine as to, and the KPMG Opinion does not address, Centerpulse's underlying business decision to effect the business combination with Zimmer. The KPMG Opinion is necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to KPMG as of, the date of the KPMG Opinion.

          In arriving at its opinion, KPMG, among other things:

     o reviewed and analyzed the Zimmer Offer, the pre-announcement made in accordance with the STOB regulations and the specific terms of the proposed transaction;

     o reviewed certain publicly available business and historical financial information relating to Centerpulse and Zimmer;

     o reviewed certain internal financial information and other data relating to the business and financial prospects of Centerpulse, including estimates and financial forecasts prepared by the management of Centerpulse, which were provided to KPMG by Centerpulse and not publicly available;


     o reviewed publicly available financial and stock market data with respect to selected other companies in lines of business KPMG believed to be generally comparable to those of Centerpulse and Zimmer;

     o compared the financial terms of the transaction with the publicly available financial terms of selected other transactions which KPMG believed to be generally relevant; and

     o conducted such other financial studies, analyses and investigations and considered such other information as KPMG deemed necessary or appropriate.

          In rendering its opinion, KPMG assumed and relied, without independent verification, upon the accuracy and completeness of all financial information, analyses and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it, including the information and data referred to above, as well as certain of the analyses, reports and information prepared for the Centerpulse Board and provided to KPMG for purposes of rendering its opinion. KPMG also received assurances of the management of Centerpulse that it was not aware of any facts that would make any of the information inaccurate or misleading.

          The KPMG Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, August 11, 2003. Minor fluctuations of stock prices and exchange rates did not result in a material change of the results of the analysis between August 11, 2003 and the date of the KPMG Opinion on August 14, 2003. In connection with its review, with the consent of or at the direction Centerpulse, KPMG did not:


     o make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Centerpulse or Zimmer, nor was KPMG furnished with any such evaluation or appraisal;

     o conduct meetings with management of Centerpulse or Zimmer or request or receive any financial or business information or data from either Centerpulse or Zimmer; or

     o review non-public financial or business information, data or prospects of Zimmer including, without limitation, estimates or financial forecasts prepared by Zimmer management.

          KPMG was not asked to, and did not, recommend the specific form or amount of consideration payable in the Zimmer Offer, which was solely determined by Zimmer as the offeror. In addition, KPMG was not asked to, and did not offer any opinion as to the form of the transaction contemplated in the Zimmer Offer, and expressed no opinion as to the actual value of the Zimmer Shares at the time of the KPMG Opinion or in the future. For purposes of its opinion, KPMG was instructed to assume that the fair market value of the Zimmer Shares were, as of the date of the KPMG Opinion, the closing price of the Zimmer Shares as reported by the New York Stock Exchange (the "NYSE") on such date.

           KPMG expressed no opinion as to the effect of the proposed transaction on shareholders who do not tender their Centerpulse Shares in the Zimmer Offer or as to what the value of such shares will be or whether and at what prices such shares will trade after the Zimmer Offer. In addition, KPMG expressed no opinion as to whether the consideration that may have been received by Centerpulse shareholders if Centerpulse's divisions were sold in separate transactions would have been higher or lower than the consideration to be offered to Centerpulse shareholders in the Zimmer Offer.

           The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, KPMG did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor considered by it based on the results of all of the analyses reviewed by it and assessed as a whole. Accordingly, KPMG believes that its analysis must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analysis set forth in its opinion.

           With regard to the value of the Zimmer Shares, KPMG reviewed certain publicly available business and historical financial and stock trading information concerning Zimmer. However, because of KPMG's assumption concerning the valuation of the Zimmer Shares as described above, KPMG did not perform any independent valuation of the Zimmer Shares. With regard to the value of the S&N Offer, KPMG assumed that the fair market value of the S&N Shares was, as of August 11, 2003, the closing price of the S&N Shares as reported by the London Stock Exchange on such date and the value of the S&N ADSs was, as of August 11, 2003, the closing price of the S&N ADSs as reported by the NYSE on such date.

           ANALYSIS PERFORMED BY KPMG

           The following is a summary of the material financial analyses performed by KPMG in arriving at its opinion.

           Analysis of Centerpulse
           -----------------------

           Comparable Public Company Analysis

           In order to assess how the public market values shares of publicly traded companies similar to Centerpulse, KPMG compared specific financial information, ratios and public market data relating to Centerpulse with selected companies that KPMG deemed comparable to Centerpulse, including Biomet, Inc., S&N, Stryker Corporation, Synthes Stratec, Inc. and Zimmer. The selected public companies may significantly differ from Centerpulse based on, among other things, the size of the companies, the geographic coverage of the companies' operations and the particular business segments in which the companies focus. Using publicly available information, KPMG calculated and analyzed each company's current stock price to its projected earnings per share (commonly referred to as a price earnings ratio, or P/E) and each company's enterprise value to certain historical and projected financial criteria (such as revenues and earnings before interest, taxes, depreciation and amortization (EBITDA)). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its fully-diluted common equity, the value of any preferred stock (at liquidation value), the book value of any minority interest, the value of any material debt-equivalent liabilities, and subtracting its cash and cash equivalents. KPMG determined, based on the geographic scope of Centerpulse's operations that global orthopedics companies are the most appropriate comparables. As of August 11, 2003, the global comparable companies' mean enterprise value multiple of actual latest twelve months revenues and EBITDA were 5.6x and 18.1x, respectively. Additionally, the global comparable companies' mean multiple of current stock price to the projected calendar years (CY) 2003 and 2004 earnings per share (P/Es) based upon data from Bloomberg, were 27.4x and 23x, respectively.

           However, because of the inherent differences between the business, operations and prospects of Centerpulse and the business, operations and prospects of the companies included in the comparable companies, KPMG believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Centerpulse and the companies included in the comparable company analysis that would affect the public trading values of each.

           KPMG determined that, because equity analysts primarily value these comparable companies on the next twelve months' earnings, the use of a CY 2003 P/E multiple range was the most appropriate reference range in analyzing how the public market values Centerpulse Shares. Moreover, due to certain differences in the treatment of goodwill under the accounting policies followed by these comparable companies, KPMG calculated the P/Es by excluding the impact of goodwill amortization expense. Using these multiples, KPMG calculated the implied equity values per Centerpulse Share for a range of CY 2003 P/E multiples from 26.5x to 28.5x. The range of CY 2003 P/E multiples yielded a range of per share values from CHF 359 to CHF 386. KPMG noted that the CHF 365 per share implied value in the exchange offer as of August 11, 2003 was in the range implied by the comparable company analysis.

           Comparable Transaction Analysis

           KPMG reviewed publicly available financial information relating to Stryker Corporation's acquisition of Howmedica from Pfizer, Inc. and Johnson & Johnson's acquisition of DePuy, Inc., both of which were announced in 1998. More recent transaction details were not available and the selected transactions may differ significantly from the business combination of Zimmer and Centerpulse based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated. KPMG reviewed, among other things, the transaction values implied in the relevant transactions as a multiple of the target's last twelve months' (LTM) revenue and LTM EBITDA, and the equity values implied in the relevant transactions as a multiple of the target's estimated net income for the fiscal year following the fiscal year in which the relevant transaction was announced.

           The comparable acquisitions' mean multiple of transaction values to LTM EBITDA was 11.3x. KPMG deemed the multiple of EBITDA to be a more appropriate benchmark than other metrics, because multiples of EBITDA are the most consistent and available of the set of metrics across the comparable set of transactions, and because it is easily calculated using the same methodology for each comparable transaction. Using a range of LTM EBITDA multiples from 9.8x to 12.8, KPMG calculated a range of implied equity values per Centerpulse share from CHF 235 to CHF 317. KPMG noted that the CHF 365 per share implied value in the Zimmer Offer as of August 11, 2003, was above the range implied by the comparable transaction analysis.

           Discounted Cash Flow Analysis

           As part of its analysis, KPMG prepared a discounted after-tax cash flow model that was based upon the Centerpulse projections. KPMG used after tax discount rates of 11.0% to 15.0% and a terminal value based on a range of multiples of estimated EBITDA in 2007 of 9.0x to 11.0x. Based on these discount rates and the range of the terminal values, KPMG calculated a range of implied equity values per Centerpulse Share from CHF 255 to CHF 357. KPMG noted that the CHF 365 per share implied value in the Zimmer Offer as of August 11, 2003, was above the range implied by the discounted cash flow analysis.

           Relative Contribution Analysis
           ------------------------------

           KPMG analyzed the respective contributions of Zimmer and Centerpulse to the estimated CY 2003 and 2004 revenues, EBITDA, and net income excluding goodwill amortization expense and non-recurring items of the combined company based on the publicly available Zimmer earnings analysis and the Centerpulse projections, and prior to any transaction related adjustments, including any potential cost savings, operating synergies and revenue enhancements expected by the management of Zimmer. This analysis indicated the 2003 and 2004 percentage contributions of Centerpulse to Zimmer's estimated revenue, EBITDA and net income excluding goodwill amortization expense and non-recurring items was consistent with the implied exchange ratio of 5.48 Zimmer Shares for each Centerpulse Share to be received by Centerpulse shareholders in the Zimmer Offer, and the associated ownership percentage of 25%, both assuming an all-stock transaction.

           In arriving at its opinion, because of KPMG's assumption concerning the valuation of the Zimmer Shares as described above, KPMG did not perform any independent analysis of the valuation of Zimmer, nor of companies comparable to Zimmer. KPMG has assumed that the fair market value of the Zimmer Shares are, as of August 11, 2003, the closing price of the Zimmer Shares as reported by the NYSE as of August 11, 2003.

           Stock Trading History
           ---------------------

           KPMG considered historical data with regard to the trading prices of Centerpulse Shares and the Zimmer Shares for the period from March 20, 2002 to August 11, 2003 and the relative stock price performances during this same period of Centerpulse and Zimmer. Furthermore KPMG considered historical data with regard to the relative exchange rate of the Swiss franc and USD for the period from March 20, 2002 to August 11, 2003.

           During this period the closing stock price of Centerpulse ranged from CHF 133.17 to CHF 377 per share, and the closing price of Zimmer ranged from USD
29.4 to USD 50.4 per share. KPMG noted that, during this timeframe, the share price of Centerpulse increased 167%. The share price of Zimmer increased 40% during this time period. KPMG also noted that during this time period, the Swiss franc appreciated 18.1% relative to the USD.

           Historical Exchange Ratio Analysis
           ----------------------------------

           KPMG also compared the historical share prices of Centerpulse and Zimmer during different periods between March 20, 2002 and August 11, 2003, in order to determine the implied average exchange ratio that existed for those periods. The following table indicates the average exchange ratio of Zimmer Shares for each Centerpulse Share for the periods indicated, and is based upon the average exchange rate between the Swiss franc and the USD for the periods indicated:

                                                       Average Exchange Ratio
                 August 11, 2003                                  5.5x
                 June 19, 2003                                    5.7x
                 March 20, 2003                                   5.6x
                 Three months period                              5.6x
                 Six months period                                5.7x
                 Twelve months period                             5.8x

           Comparison to S&N Offer
           -----------------------

           At the request of the Centerpulse Board, KPMG compared, from a financial point of view, the Zimmer Offer and the S&N Offer. In completing such comparison, KPMG did not take into account or evaluate any other terms of the proposed transactions and did not in any manner address the relative merits of either transaction to the Company. KPMG assumed that the fair market value of the S&N Shares was, as of August 11, 2003, the closing price of the S&N Shares as reported by the London Stock Exchange on such date and the value of the S&N ADSs was, as of August 11, 2003, the closing price of the S&N ADSs as reported by the NYSE on such date. KPMG determined that, as of August 11, 2003, the Zimmer Offer constitutes, from a financial point of view, a higher value than the S&N Offer. KPMG does not express any opinion as to the future potential development of the share prices of Zimmer, S&N or the Company. Minor fluctuations of stock prices and exchange rates did not result in a material change of the results of the analysis between August 11, 2003 and the date of the KPMG Opinion on August 14, 2003.

           Fee Arrangement
           ---------------

           For its services in rendering the fairness opinion, KPMG has earned a fee of CHF400,000, which was not dependent upon the result of the KPMG Opinion or upon the completion of the business combination. In addition, Centerpulse has agreed to pay any applicable value added tax, to reimburse KPMG for reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify KPMG for certain liabilities that may arise out of its engagement by Centerpulse and the rendering of the KPMG Opinion."

           The information set forth in the caption entitled "Intent of Certain Persons to Tender" is hereby deleted in its entirety and replaced by the following paragraph:

           "The executive officers and directors of Centerpulse have advised Centerpulse that they intend to tender their Centerpulse Shares or Centerpulse ADSs, as the case may be, into the Zimmer Offer. InCentive shareholders who tendered their shares into the S&N Offer have publicly announced that they will withdraw from the S&N Offer and will tender into the Zimmer Offer, if the conditions are met."

ITEM 8.    ADDITIONAL INFORMATION.

           A copy of the press release issued by the Company on August 15, 2003, relating to the release of its first half and second quarter of 2003 results, is attached hereto as Exhibit (a)(5)(I).

ITEM 9.              MATERIAL TO BE FILED AS EXHIBITS.

                     The following Exhibits are filed herewith:

            (a)(2)(E) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Shareholders, dated August 15, 2003 (included as Annex C hereto).

            (a)(2)(F) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Employees, dated August 15, 2003.

            (a)(5)(G) Opinion of KPMG Fides Peat, dated August 14, 2003
                      (included as Annex D hereto).

            (a)(5)(H) Press release issued by the Company, dated August 15, 2003, relating to the recommendation of the Centerpulse Board of Directors.

            (a)(5)(I) Press release issued by the Company, dated August 15, 2003, relating to the release of the Company's first half and second quarter of 2003 results.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    CENTERPULSE, LTD.



                                    By:   /s/ Max Link
                                          --------------------------------------
                                          Max Link
                                          Chairman and Chief Executive Officer



                                    By:   /s/ Urs Kamber
                                          --------------------------------------
                                          Urs Kamber
                                          Chief Financial Officer


Dated:  August 19, 2003

                                                                         ANNEX C

CENTERPULSE
  Implanting trust

                                                   Centerpulse Ltd
                                                   Andreasstrasse 15
                                                   CH-8050 Zurich

                                                   Phone +41 1 306 96 96
                                                   Fax   +41 1 306 96 97
                                                   www.centerpulse.com

                                                   Helpline for tender offer:
                                                   Phone +41 (0)848 372 436

          Zurich, August 15, 2003





          Dear shareholder,

          The Board of Centerpulse Ltd announced today that it RECOMMENDS THE TENDER OFFER FROM ZIMMER HOLDINGS, INC. contingent upon Zimmer's shareholders approving the transaction.

          As stated in the Board report dated July 8, 2003, the Board, together with management, has analysed the short- and long-term prospects of Centerpulse as an independent enterprise and evaluated the advantages of joining forces with a strategic partner, particularly with one of the bidders. The Board examined and compared both offers and has concluded that joining forces with either Smith & Nephew or Zimmer would be in the interest of the company, its customers, employees and shareholders.

          However, following the Smith & Nephew announcement on August 6, 2003 that it would not increase its offer, the Board is recommending the Zimmer offer. This recommendation is CONDITIONAL upon Zimmer's shareholders approving the issuance of new shares as part of the consideration to be paid to Centerpulse shareholders in the Zimmer Offer. The special meeting of Zimmer's stockholders is scheduled for August 21 and once the Zimmer shareholders have approved the issuance of shares and the condition is met, the Board report including the recommendation will be published. The Board recommendation is supported by an independent fairness opinion prepared by KPMG.

          We believe the Zimmer offer delivers better value for our shareholders and recommend that you tender your shares to the Zimmer offer. The offer period is expected to close on August 27.

          If you have already tendered your shares to the Smith & Nephew offer, you have the right to withdraw your shares at any time. If you wish to withdraw tendered shares, please contact the institution where you sent the acceptance forms as soon as possible.

          If you have any questions, please also feel free to contact the Centerpulse Shareholder Helpline, telephone +41 (0) 848 372 436, Monday to Friday 8.30 a.m. to 5.30 p.m. CET.

          A combination of Centerpulse and Zimmer will create a global leader in the orthopaedic sector; we are very excited about the changes ahead and are looking forward to start working with Zimmer on the successful integration of the two companies.

           Yours sincerely,

           /s/ Max Link

           Max Link
           Chairman of the Board and Chief Executive Officer

                                                                         ANNEX D

KPMG Fides Peat                                        Telephone +41 1 249 31 08
Badenerstrasse 172            P.O. Box                 Telefax   +41 1 249 27 70
CH-8004 Zurich                CH-8026 Zurich           www.kpmg.ch



To the Board of Directors of
Centerpulse AG
Andreasstrasse 15
8050 Zurich



Zurich, August 14, 2003


FAIRNESS OPINION


Dear Sirs

We understand that Centerpulse AG intends to enter into a transaction whereby Zimmer Holdings, Inc., will acquire control of Centerpulse AG (the "Transaction"). The terms of the public Offer dated June 19, 2003 of Zimmer Holdings, Inc., a company organized under the Delaware General Corporation Law, having its registered office in Wilmington, Delaware, U.S.A., and its headquarters in Warsaw, Indiana, U.S.A. ("Zimmer") provide, among others, that Zimmer offers to purchase all outstanding registered shares of Centerpulse AG (the "Company"), nominal value CHF 30 per share. Zimmer will offer (the "Offer") for each Company Share 3.68 shares of Zimmer common stock, par value USD 0.01 per share together with CHF 120 in cash (the "Consideration").

We understand that Zimmer is making a separate offer to acquire all of the outstanding shares of InCentive Capital AG ("InCentive"), an investment company listed on the SWX Swiss Exchange, which is the beneficial owner of approximately 18.9% of the outstanding registered shares of the Company, pursuant to a public offer (the "Parallel Public Offer"), dated June 19, 2003 and conducted in parallel to the Offer.

You have requested our opinion as to the fairness from a financial point of view to the holders (other than InCentive and its affiliates) of Company Shares of the Consideration to be received by such holders pursuant to the Offer.

Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to whether such holder should tender its shares in the Offer. We have not been asked to, nor do we, offer any opinion as to the material conditions of the Offer or the form of the Transaction.

We express no opinion as to what the value of the Zimmer shares will be when issued pursuant to the Offer or the prices at which such shares will trade in the future. We also express no opinion as to the effect of the Transaction on

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shareholders who do not tender their Company Shares in the Offer or as to what the value of such shares will be or whether and at what prices such shares will trade after the Offer. We have assumed that the fair market value of the Zimmer shares are, as of the date of the opinion, the closing price of the Zimmer shares as reported by the New York Stock Exchange as of the date of the opinion.

In arriving at our opinion, we have among other things:

     o reviewed certain publicly available business and historical financial information relating to the Company and Zimmer

     o reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available

     o reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Zimmer

     o compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant

     o conducted such other financial studies, analysis, and investigations, and considered such other information as we deemed necessary or appropriate.

In connection with our review, with your consent, we do not assume any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Zimmer, nor have we been furnished with any such evaluation or appraisal.

With respect to the financial forecasts, estimates and pro forma effects referred to above, we have assumed, at your direction that they have been prepared on a basis reflecting the best currently available estimates and judgements of the management of the Company as to the future of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration to be offered to the shareholders in connection with the Offer or as to whether to elect to receive fewer Zimmer common stock and more cash or more Zimmer common stock and less cash under the "mix and match" option as explained in the Offer.


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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders (other than InCentive and its affiliates) of Company Shares pursuant to the Offer is fair, from a financial point of view, to such holders.

As of the date hereof, the offer made by Zimmer constitutes, from a financial point of view, a higher value than the offer published by Smith & Nephew on April 25, 2003. However, we do not express any opinion as to the future potential development of the share prices of Zimmer, Smith & Nephew or the Company. Our opinion does not in any manner address the relative merits of either transaction to the Company.


This Fairness Opinion is subject to Swiss law, the place of jurisdiction being Zurich.


Yours sincerely

KPMG Fides Peat


/s/ Renat Nussbaumer                      /s/ Rolf Langenegger
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Renat Nussbaumer                          Rolf Langenegger




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